UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
THRIFT AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
100 Glenborough  Drive,  Suite 100
Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 18, 2013

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value (Note 4)	$248,543,151	$206,667,818
Receivables
Notes receivable from participants	5,198,294	4,759,834
Participant contributions receivable	—	3,599
Employer contributions receivable	9,943,751	7,648,939
Due from trustee for securities sold	86,030	164,672
Total receivables	15,228,075	12,577,044
Cash, non-interest bearing	10,345	7,735
Total Assets	263,781,571	219,252,597
Liabilities
Due to trustee for securities purchased	—	127,003
Total Liabilities	—	127,003
Net Assets Available for Benefits, at fair value	263,781,571	219,125,594
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(827,119)	(667,349)
Net Assets Available for Benefits	$262,954,452	$218,458,245

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2012
Additions
Investment Income
Net appreciation in fair value of investments (Note 4)	$18,477,362
Dividends	5,670,930
Interest from other investments	336,533
Net Investment Income	24,484,825

Interest income on notes receivable from participants	161,259

Contributions
Participants	17,001,327
Rollover	1,485,455
Employer, net of forfeitures	19,718,152
Total Contributions	38,204,934

Total Additions	62,851,018

Deductions
Benefits paid to participants	18,326,105
Administrative expenses	28,706
Total Deductions	18,354,811

Net Increase in Net Assets Available for Benefits	44,496,207

Net Assets Available for Benefits
Beginning of year	218,458,245
End of year	$262,954,452

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Note 1. Description of the Plan
The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their base compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $17,000 and $16,500 in 2012 and 2011, respectively. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s base compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($5,500 in both 2012 and 2011). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.
A profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s base compensation, including overtime, while a covered employee during that year:

	Percentage of Base Compensation while a Covered Employee that was Below the Social Security	Percentage of Base Compensation while a Covered Employee that was Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%
Participant Account
Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, the Noble Energy common stock, a common collective trust fund, as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Termination
The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).
Vesting
Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%
The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.
Benefits Paid to Participants
Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.
Notes Receivable from Participants
A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2012 ranged from 3.25% to 8.25% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding as of December 31, 2012 ranged from January 9, 2013 to December 28, 2017. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.
Plan Administration
The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the record keeper.
Noble Energy Common Stock Voting Rights
Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock in his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.
Note 2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. See Note 3. Fair Value Measurements
The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.
As of December 31, 2012 and 2011, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
The average yields earned by the Fidelity Managed Income Portfolio were approximately 1.70% and 1.92% at December 31, 2012 and 2011, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.05% and 1.39% at December 31, 2012 and 2011, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. The loan initiated under the line of credit is secured against the stock fund and cannot exceed 25% of the total fair market value of the stock fund. Interest payable by the Plan on each loan is based on rates quoted to trustee by the lenders. These transactions are allowed under Prohibited Transaction Exemption 2002-55; Exemption Application No. D-10958, an individual exemption granted to Fidelity by the Department of Labor. As of December 31, 2012 and 2011, there were no outstanding balances related to these lines of credit.
Notes Receivable from Participants
Notes receivable for participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.
Expenses of the Plan
Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan.
Benefit Payments
Benefits are recorded as paid.
Forfeitures
When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2012 and 2011 was $389,338 and $448,776, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce contributions were $405,225 in 2012.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Note 3. Fair Value Measurements
US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:
Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, common stock and other investments. The fair values are based on quoted market prices.
Common collective trust fund – The Plan’s investment in the Fidelity Managed Income Portfolio which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2012 and 2011 with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  This fund invests in investment contracts issued by insurance companies and other financial institutions (wraps), fixed income securities, and money market funds. The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
December 31, 2012
Interest bearing cash	$3,247,827	$—	$—	$3,247,827
Common collective trust fund	—	28,902,758	—	28,902,758
Mutual funds:
Large cap funds	45,114,962	—	—	45,114,962
Mid cap funds	16,937,798	—	—	16,937,798
Small cap funds	5,265,327	—	—	5,265,327
International funds	11,507,932	—	—	11,507,932
Blended funds	49,562,462	—	—	49,562,462
Fixed income funds	17,766,700	—	—	17,766,700
Other funds	857,993	—	—	857,993
Total mutual funds	147,013,174	—	—	147,013,174
Common stocks:
Noble Energy common stock	66,698,021	—	—	66,698,021
Other common stock	2,246,455	—	—	2,246,455
Total common stocks	68,944,476	—	—	68,944,476
Other investments	434,916	—	—	434,916
Total investments, at fair value	$219,640,393	$28,902,758	$—	$248,543,151

December 31, 2011
Interest bearing cash	$5,379,964	$—	$—	$5,379,964
Common collective trust fund	—	27,057,755	—	27,057,755
Mutual funds:
Large cap funds	35,380,045	—	—	35,380,045
Mid cap funds	14,226,442	—	—	14,226,442
Small cap funds	3,994,450	—	—	3,994,450
International funds	9,061,651	—	—	9,061,651
Blended funds	34,746,373	—	—	34,746,373
Fixed income funds	14,316,870	—	—	14,316,870
Other funds	915,486	—	—	915,486
Total mutual funds	112,641,317	—	—	112,641,317
Common stocks:
Noble Energy common stock units(1)	58,763,699	—	—	58,763,699
Other common stock	2,592,050	—	—	2,592,050
Total common stocks	61,355,749	—	—	61,355,749
Other investments	233,033	—	—	233,033
Total investments, at fair value	$179,610,063	$27,057,755	$—	$206,667,818

(1)	Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Note 4. Investments
The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
Noble Energy common stock(1) (2)	$66,698,021	$58,763,699
Fidelity Managed Income Portfolio (contract value of $28,075,639 and $26,390,406, respectively) (1)	28,902,758	27,057,755
PIMCO Moderate Duration Fund	17,766,700	14,316,870

(1)     Represents party-in-interest

(2)	Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock.

Approximately 25% and 27% of the Plan’s net assets were invested in Noble Energy common stock as of December 31, 2012 and 2011, respectively.
The Plan’s investments, including investments bought, sold and held during the year, appreciated in value as follows:

Year Ended December 31,
2012
Noble Energy common stock (1)	$5,545,865
Mutual funds	12,780,874
Other common stocks	150,623
Net appreciation in fair value	$18,477,362

(1)	Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock.
Note 5. Tax Status
The Plan is exempt from federal income taxes under IRC Sections 401 (a) and 501 (a) and has previously received a favorable determination letter from the IRS dated July 22, 2009. Although the Plan has been amended since the date of the determination letter, the Committee is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.
US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2008.
Note 6. Related-Party Transactions
The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock were $66,698,021 and $58,763,699 as of December 31, 2012 and 2011, respectively.
The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $114,763,363 and $92,206,215 as of December 31, 2012 and 2011, respectively.
The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

Note 7. Risks and Uncertainties
The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$262,954,452	$218,458,245
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	827,119	667,349
Net assets available for benefits per the Form 5500	$263,781,571	$219,125,594

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2012
Net increase in net assets available for benefits per the financial statements	$44,496,207
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2012	827,119
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2011	(667,349)
Net increase in net assets available for benefits per the Form 5500	$44,655,977
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597  Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of issue, borrower,			Current
lessor, or similar party		Description of investment	value
	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	$28,902,758
	Total Common Collective Trust Fund		28,902,758

	Mutual Funds
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	11,953,015
	Dimensional Fund Advisors Small Cap I Fund	Mutual fund	5,265,327
	Dodge & Cox Stock Fund	Mutual fund	11,845,437
*	Fidelity Diversified International K Fund	Mutual fund	11,507,932
*	Fidelity Dividend Growth K Fund	Mutual fund	9,625,342
*	Fidelity Freedom K Income Fund	Mutual fund	1,188,616
*	Fidelity Freedom K 2000 Fund	Mutual fund	594,055
*	Fidelity Freedom K 2005 Fund	Mutual fund	245,434
*	Fidelity Freedom K 2010 Fund	Mutual fund	614,584
*	Fidelity Freedom K 2015 Fund	Mutual fund	4,651,373
*	Fidelity Freedom K 2020 Fund	Mutual fund	7,122,110
*	Fidelity Freedom K 2025 Fund	Mutual fund	5,867,464
*	Fidelity Freedom K 2030 Fund	Mutual fund	5,450,101
*	Fidelity Freedom K 2035 Fund	Mutual fund	3,774,054
*	Fidelity Freedom K 2040 Fund	Mutual fund	3,371,042
*	Fidelity Freedom K 2045 Fund	Mutual fund	3,431,620
*	Fidelity Freedom K 2050 Fund	Mutual fund	2,321,623
*	Fidelity Freedom K 2055 Fund	Mutual fund	173,180
*	Fidelity Puritan K Fund	Mutual fund	10,757,206
	Franklin Small Mid-Cap Growth Fund	Mutual fund	6,716,662
	Perkins Mid Cap Value Fund	Mutual fund	10,221,136
	PIMCO Moderate Duration Fund	Mutual fund	17,766,700
*	Spartan US Equity Index Fund	Mutual fund	11,691,168
	Total Mutual Funds		146,155,181

	Common Stocks
*	Noble Energy, Inc.	Common stock	66,698,021
	Total Common Stocks		66,698,021

*	Brokerage link	Self-directed brokerage account	6,787,191
		Total Investments	248,543,151

*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 8.25%; maturity dates ranging from January 9, 2013 through December 28, 2017	5,198,294

			$253,741,445
* Represents party-in-interest
Note: Historical cost information has been omitted for participant-directed investments.
See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Date:	June 18, 2013	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Vice President Human Resources and Administration of Noble Energy, Inc.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm